Exhibit 99.2

Explanatory Note

Studio City Investments Limited’s Annual Report

for the year ended December 31, 2022

This annual report serves to provide Studio City Investments Limited’s (“Studio City Investments”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2022, together with the related information. Studio City Investments is the parent guarantor of the 2027 Studio City Company Notes (as defined below).

Studio City Investments Limited

For the Year Ended December 31, 2022

INTRODUCTION

In this annual report, unless otherwise indicated:

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“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.8 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

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“2024 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2024 Studio City Finance Notes to Studio City Investments, and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

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“2024 Studio City Finance Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by Studio City Finance on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

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“2024 Studio City Finance Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2024 Studio City Finance Notes, which commenced and settled in January 2021;

•	“2025 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2025 Studio City Finance Notes to Studio City Investments;

•	“2025 Studio City Finance Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2027 Studio City Company Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2028 Studio City Finance Notes to Studio City Investments;

•	“2028 Studio City Finance Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.8 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•	“2029 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2029 Studio City Finance Notes to Studio City Investments;

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“2029 Studio City Finance Notes” refers to the US$1.10 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 (the “First 2029 Studio City Finance Notes”) and US$350.0 million in aggregate principal amount was issued on May 20, 2021 (the “Additional 2029 Studio City Finance Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

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“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

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“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

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“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

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“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

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“Intercreditor Agreement” refers to the amended and restated intercreditor agreement dated February 7, 2022 entered into by, among others, Studio City Company, the lenders and agent for the 2028 Studio City Senior Secured Credit Facility, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), which amended and restated the intercreditor agreement dated December 1, 2016 (November 30, 2016, New York City time);

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“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The work agreements, together with the Master Services Agreement and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements”;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

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“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

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“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

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“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

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“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

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“Studio City Company Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

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“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$99 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022 and 2021 and as of December 31, 2022 and 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the new gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.809510 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.043823 = US$1.00.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2022 and 2021 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2022	2021
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$11,574	$106,906
Total operating costs and expenses	$(286,501)	$(293,819)
Operating loss	$(274,927)	$(186,913)
Net loss attributable to Studio City Investments Limited	$(366,663)	$(280,010)

	As of December 31,
	2022	2021
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$496,649	$496,567
Restricted cash	$130	$130
Total assets	$3,521,485	$3,248,748
Total current liabilities	$255,596	$256,757
Total debts(1)	$2,409,751	$2,059,348
Total liabilities	$2,700,859	$2,348,673
Total equity	$820,626	$900,075

(1)	Total debts include current and non-current portion of long-term debt, net and loan from an affiliated company

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2022	2021
	(in thousands of US$)
Net cash used in operating activities	$(189,594)	$(137,973)
Net cash used in investing activities	$(443,573)	$(404,769)
Net cash provided by financing activities	$633,950	$471,047
Effect of exchange rate on cash, cash equivalents and restricted cash	$(701)	$(3,351)

Increase (decrease) in cash, cash equivalents and restricted cash	$82	$(75,046)
Cash, cash equivalents and restricted cash at beginning of year	$496,697	$571,743

Cash, cash equivalents and restricted cash at end of year	$496,779	$496,697

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2022 and 2021 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is majority-owned by Melco, a developer, owner and operator of integrated resort facilities in Asia and Europe.

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, the Gaming Operator operated an average of approximately 277 gaming tables and 700 gaming machines in 2022 at the Studio City Casino, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor water park and an indoor water park. Studio City features 1,936 luxury hotel rooms, diverse food and beverage establishments and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Studio City Finance Notes, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes or the 2029 Studio City Finance Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Construction of our Phase 2 project has been completed. The project consists of two hotel towers with 895 rooms, suites and villas. The project also contains a water park with indoor and outdoor areas. Other attractions as part of the project include MICE space, retail and food and beverage outlets and a cineplex.

The first stage of the Phase 2 project opened in April 2023 with the opening of the Epic hotel tower and the indoor water park and the second stage is expected to open in the third quarter of 2023.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed.

Factors Affecting Our Current and Future Operating Results

Our results of operations are and will be affected most significantly by:

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The rate of recovery from disruptions caused by COVID-19 outbreaks, any re-imposition of travel and visa restrictions and quarantine requirements due to any future COVID-19 outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 outbreaks affecting discretionary spending and travel, all of which remain highly uncertain. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations and any recovery from such disruptions is highly uncertain;

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The implementation of the amended Macau Gaming Operations Law, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies;

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Policies and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in the PRC or new measures taken by the PRC government, including criminalizing certain conduct, to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in the PRC, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

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The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

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Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

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Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

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Increases in cybersecurity and ransomware attacks around the world and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements;

•	Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters; and

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The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

The COVID-19 outbreak and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC, resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in gross gaming revenues in Macau by 94.9% on a year-over-year basis in the first quarter of 2023 compared to the first quarter of 2022 according to the DICJ, we believe that disruptions from COVID-19 are ongoing and, according to the DICJ, gross gaming revenues in Macau in the first quarter of 2023 are still 54.5% below the first quarter of 2019, the last financial year before COVID-19 outbreaks.

Our operations in 2022 continued to be significantly impacted by travel restrictions and quarantine requirements as well as casino closures. According to the DSEC, visitor arrivals to Macau decreased by 26.0% on a year-over-year basis in 2022 as compared to 2021 while, according to the DICJ, gross gaming revenues in Macau declined by 51.4% on a year- over-year basis in 2022. As we derive all of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures in Macau have eased significantly, the pace of recovery from COVID-19 is highly uncertain and will depend on the extent of any future COVID-19 outbreaks and government responses to such outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, and declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. Moreover, even if COVID-19 outbreaks subside, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. In addition, although restrictions related to COVID-19 have eased in mainland China and Macau, we cannot be certain whether authorities in these jurisdictions will reintroduce any of the previously imposed restrictions or any new restrictions in response to COVID-19 or other health emergencies.

The COVID-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

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Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Studio City Casino’s expected rolling chip win rate is 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded. Room statistics also exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that our management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, our management evaluates those estimates and judgments based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that our management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allocations and Costs Recognized with the Studio City Casino Agreement and the Management and Shared Services Arrangements

Under the Studio City Casino Agreement, the Gaming Operator pays gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenue from casino contract.

Under the Management and Shared Services Arrangements, certain of our corporate and administrative functions as well as operational activities are administered by staff employed by certain subsidiaries of Melco, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to us based on percentages of efforts on the services provided to us. Other costs in relation to shared office equipment are allocated based on a percentage of usage.

We believe the costs incurred under the Studio City Casino Agreement and the allocation methods under the Management and Shared Services Arrangements are reasonable and the consolidated financial statements reflect our cost of doing business. However, such allocations may not be indicative of the actual expenses we would have incurred had we operated as an independent company for the periods presented. See a detailed discussion of services and related charges in Note 19 to the consolidated financial statements included elsewhere in this annual report.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed. Refer to note 2(o) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use right.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows and discount rate. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the year ended December 31, 2022. During the year ended December 31, 2021, an impairment loss of US$1.5 million was recognized, mainly due to reconfigurations and renovations at Studio City.

The disruptions to our business caused by COVID-19 outbreaks have had adverse effects on our financial condition and operations for the year ended December 31, 2022. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets for recoverability at interim and as of December 31, 2022 and concluded no impairment existed for the year ended and as of December 31, 2022. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Revenue Recognition

Our revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Revenue was previously captioned as revenue from provision of gaming related services before the amendment of the Services and Right to Use Arrangements on June 23, 2022, for the provision of facilities and services thereto by Studio City Entertainment to Melco Resorts Macau, under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Studio City Casino Agreement, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenue from casino contract and was previously captioned as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. We record advance deposits on rooms and advance ticket sales as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees, representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2022 and 2021, we recorded valuation allowances of US$91.1 million and US$74.4 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Other Accounting Policies and Estimates

In addition to the critical accounting policies and estimates described above, there are other accounting policies and estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See note 2 to the consolidated financial statements for further information on significant accounting policies.

Results of Operations

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenues

Certain revenues of the Company were previously captioned as revenue from provision of gaming related services and are now captioned as revenue from casino contract as a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022. The change in the revenue caption does not impact the revenue recognition policy and figures are comparable to prior periods. Our total operating revenues were US$11.6 million in 2022, a decrease of US$95.3 million, or 89.2%, from US$106.9 million of total operating revenues in 2021. The change was primarily attributable to the government mandated temporary casino closures in Macau in July 2022 and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022 which led to a decrease in revenue from casino contract and lower non-gaming revenues.

• Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was negative US$56.7 million in 2022, compared with revenue from casino contract of negative US$1.5 million in 2021. The change was primarily attributable to the government mandated temporary casino closures in Macau in July 2022 and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022.

Studio City Casino generated gross gaming revenues of US$171.2 million and US$380.8 million in 2022 and 2021, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue decreased to US$131.3 million in 2022 from US$313.6 million in 2021, attributable to a decrease in mass market table games drop, partially offset by an increase in mass market table games hold percentage. Mass market table games drop decreased to US$0.46 billion in 2022 from US$1.13 billion in 2021. Mass market table games hold percentage increased to 28.5% in 2022 from 27.7% in 2021.

Gaming machine revenue decreased to US$18.6 million in 2022 from US$30.4 million in 2021. This decrease is attributable to a decrease of gaming machine handle to US$0.66 billion in 2022 from US$1.11 billion in 2021, partially offset by an increase in gaming machine win rate to 2.8% in 2022 from 2.7% in 2021. Average net win per gaming machine per day was US$75 and US$129 in 2022 and 2021, respectively.

VIP rolling chip revenue decreased to US$21.4 million in 2022 from US$36.8 million in 2021, attributable to a decrease in VIP rolling chip volume, partially offset by an increase in VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$0.84 billion in 2022 from US$1.84 billion in 2021. VIP rolling chip win rate increased to 2.56% in 2022 from 2.00% in 2021.

Revenue from casino contract was negative US$56.7 million and negative US$1.5 million in 2022 and 2021, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator.

In 2022 and 2021, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$227.9 million and US$382.3 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$66.8 million and US$148.5 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$22.9 million and US$44.1 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$17.9 million and US$20.9 million, respectively and (iv) remaining costs of US$120.3 million and US$168.8 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

• Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues decreased by US$20.8 million, or 53.8%, to US$17.9 million in 2022 from US$38.7 million in 2021. The decrease was primarily attributable to a decreased occupancy rate as a result of a year-over-year decrease in inbound tourism in 2022. Studio City’s average daily rate, occupancy rate and REVPAR were US$111, 28% and US$31, respectively, in 2022, as compared to US$123, 51% and US$62, respectively, in 2021.

• Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$16.2 million, or 36.3%, to US$28.4 million in 2022 from US$44.6 million in 2021, primarily attributable to a decrease in business activities as a result of a year-over-year decrease in inbound tourism in 2022.

• Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, decreased by US$3.1 million, or 12.4%, to US$21.9 million in 2022 from US$25.0 million in 2021.

Operating Costs and Expenses

Our total operating costs and expenses decreased by US$7.3 million, or 2.5%, to US$286.5 million in 2022 from US$293.8 million in 2021.

• Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by certain Melco Affiliates pursuant to the Master Services Agreements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$29.9 million and US$28.1 million in 2022 and 2021, respectively.

• Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, decreased by US$1.1 million, or 8.7%, to US$11.1 million in 2022 from US$12.2 million in 2021.

• Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, decreased by US$4.0 million, or 11.0% to US$32.0 million in 2022 and US$35.9 million in 2021.

• General and administrative. General and administrative expenses were US$82.2 million and US$87.7 million in 2022 and 2021, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the certain Melco Affiliates pursuant to the Master Services Agreements for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

• Pre-opening costs. Pre-opening costs were US$3.3 million in 2022 as compared to US$1.0 million in 2021. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2022 were mainly related to Phase 2 of Studio City.

• Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2022 and 2021.

• Depreciation and amortization. Depreciation and amortization expenses slightly decreased by US$0.6 million, or 0.5%, to US$118.9 million in 2022 from US$119.5 million in 2021.

• Property charges and other. Property charges and other expenses of US$5.8 million in 2022 were primarily attributable to payroll costs as a result of departmental restructuring. Property charges and other expenses of US$6.0 million in 2021 were primarily attributable to termination costs as a result of departmental restructuring and impairment of assets as a result of the remodeling of a non-gaming attraction.

Operating Loss

As a result of the foregoing, we had an operating loss of US$274.9 million in 2022, compared to an operating loss of US$186.9 million in 2021.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange losses and other non-operating income, net. We incurred total net non-operating expenses of US$92.5 million in 2022, compared to US$95.9 million in 2021.

• Interest expenses, net of amounts capitalized. Interest expenses were US$97.0 million (net of amounts capitalized of US$48.3 million) in 2022, compared to US$92.1 million (net of amounts capitalized of US$23.0 million) in 2021. The increase was primarily a result of the issuance of 2027 Studio City Company Notes on February 16, 2022, partially offset by higher amounts capitalized for the Phase 2 project for Studio City in 2022.

• Other financing costs. Other financing costs of US$0.4 million in 2022 were associated with the 2021/2028 Studio City Senior Secured Credit Facility. Other financing costs of US$3.1 million in 2021 were associated with the 2021/2028 Studio City Senior Secured Credit Facility and loan from an affiliated company.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$367.4 million in 2022, compared to a loss before income tax of US$282.8 million in 2021.

Income Tax Expense/Benefit

Income tax expense was US$0.4 million in 2022 and was primarily attributable to deferred income tax expense as compared to income tax benefit of US$0.5 million in 2021 which was primarily attributable to deferred income tax benefit. The effective tax rates in 2022 and 2021 were (0.1)% and 0.2%, respectively. Our effective tax rates in 2022 and 2021 differed from the statutory Macau complementary tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowance, different tax rate of subsidiaries operating in other jurisdiction and income for which no income tax expense is payable for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2021. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Noncontrolling Interests

Our net loss attributable to noncontrolling interests was US$1.1 million in 2022, compared to a net loss attributable to noncontrolling interests of US$2.3 million in 2021.

Net Loss Attributable to Studio City Investments Limited

As a result of the foregoing, we had a net loss attributable to Studio City Investments Limited of US$366.7 million in 2022, compared to a net loss attributable to Studio City Investments Limited of US$280.0 million in 2021.

Adjusted EBITDA

Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, share-based compensation, property charges and other, other non-operating income and expenses. We recorded negative Adjusted EBITDA of US$143.3 million and US$56.6 million in 2022 and 2021, respectively.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City Investments Limited to Adjusted EBITDA

	Year Ended December 31,
	2022	2021
	(in thousands of US$)
Net loss attributable to Studio City Investments Limited	$(366,663)	$(280,010)
Net loss attributable to noncontrolling interests	(1,103)	(2,284)

Net loss	(367,766)	(282,294)
Income tax expense (benefit)	382	(474)
Interest and other non-operating expenses, net	92,457	95,855
Depreciation and amortization	122,229	122,866
Property charges and other	5,799	6,031
Share-based compensation	361	438
Pre-opening costs	3,263	984

Adjusted EBITDA	$(143,275)	$(56,594)

Adjusted EBITDA margin (1)	(1,237.9)%	(52.9)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The negative Adjusted EBITDA for Studio City in 2022 and 2021 referred to in Melco’s 2022 annual report on Form 20-F were US$38.1 million and US$36.1 million less, respectively, than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco’s annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in such Melco’s annual report does not reflect certain intercompany costs related to the table games operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco’s annual report includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2022, we held cash and cash equivalents of US$496.6 million and restricted cash of US$0.1 million. Restricted cash represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility. Further, the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of December 31, 2022, subject to certain conditions precedent.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2022	2021
	(in thousands of US$)
Net cash used in operating activities	$(189,594)	$(137,973)
Net cash used in investing activities	$(443,573)	$(404,769)
Net cash provided by financing activities	$633,950	$471,047
Effect of exchange rate on cash, cash equivalents and restricted cash	$(701)	$(3,351)

Increase (decrease) in cash, cash equivalents and restricted cash	$82	$(75,046)
Cash, cash equivalents and restricted cash at beginning of year	$496,697	$571,743

Cash, cash equivalents and restricted cash at end of year	$496,779	$496,697

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$189.6 million in 2022, as compared to net cash used in operating activities of US$138.0 million in 2021. The change was primarily attributable to softer performance of Studio City’s operations as described in the foregoing sections, partially offset by the decreased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$443.6 million in 2022, as compared to net cash used in investing activities of US$404.8 million in 2021.

Net cash used in investing activities of US$443.6 million in 2022 was primarily attributable to payments for acquisition of property and equipment of US$442.3 million.

Net cash used in investing activities of US$404.8 million in 2021 was primarily attributable to payments for acquisition of property and equipment of US$397.9 million, funds to an affiliated company of US$4.4 million and payments for acquisition of intangible assets of US$4.1 million, partially offset by proceeds from sale of property and equipment and other long-term assets of US$1.7 million.

Financing Activities

Net cash provided by financing activities was US$634.0 million in 2022, as compared to net cash provided by financing activities of US$471.0 million in 2021.

Net cash provided by financing activities of US$634.0 million in 2022 was attributable to the proceeds from the issuance of the 2027 Studio City Company Notes in the aggregate principal amount of US$350.0 million and capital contribution from shareholder of US$290.0 million, partially offset by payments of deferred financing costs of US$6.1 million.

Net cash provided by financing activities of US$471.0 million in 2021 was attributable to the proceeds from the drawdown of the 2029 Intercompany Notes of US$1,071.1 million, which were advanced from an affiliated company at discounted prices of 97.375%, partially offset by the repayment of the 2024 Intercompany Notes.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2022:

As of December 31, 2022
(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	$128
2027 Studio City Company Notes	350,000
2025 Intercompany Notes	500,000
2028 Intercompany Notes	500,000
2029 Intercompany Notes	1,100,000

$2,450,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2022 are summarized below.

On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Studio City Company Notes.

For further details of the above indebtedness, refer to notes 10 and 19(d) to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Also refer to “Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposures.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to incur capital expenditures in the future as we continue to expand our existing operations and open our Phase 2 project.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In October 2018, SCI completed its initial public offering of 28,750,000 ADSs (equivalent to 115,000,000 Class A ordinary shares). In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of ADSs sold in SCI’s initial public offering was 33,062,500 ADSs and SCI received net proceeds of approximately US$406.7 million from the ADSs sold in its initial public offering and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI.

In August 2020, SCI completed a US$500 million private placement of shares. Studio City Finance, the shareholder of Studio City Investments, contributed US$499.3 million to Studio City Investments as capital contribution from the net proceeds of such private placement of shares during the year ended December 31, 2020.

In March 2022, SCI completed a US$300 million private placement of shares. Studio City Finance, the shareholder of Studio City Investments, contributed US$290.0 million to Studio City Investments as capital contribution from the net proceeds of such private placement of shares in April 2022.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses and repayment of principal relating to our indebtedness and, prior to the completion of construction, the development of the remaining land at Studio City.

For details for our commitments and contingencies, see note 18 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2022 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2028 Studio City Senior Secured Credit Facility	$—	$—	$—	$0.1	$0.1
2027 Studio City Company Notes	—	—	350.0	—	350.0
2025 Intercompany Notes	—	500.0	—	—	500.0
2028 Intercompany Notes	—	—	—	500.0	500.0
2029 Intercompany Notes	—	—	—	1,100.0	1,100.0
Fixed interest payments	142.0	270.1	202.6	58.3	673.0
Operating leases(2)	1.1	2.3	2.3	31.3	37.0
Construction costs and property and equipment retention payables	20.4	19.4	—	—	39.8
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	22.9	0.5	—	—	23.4

Total contractual obligations	$186.4	$792.3	$554.9	$1,689.7	$3,223.3

(1)	See notes 10 and 19(d) to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

Off-Balance Sheet Arrangements

Except as disclosed in note 18(c) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to their respective ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2022 and 2021, our balance of the reserve amounted to US$6,000 and US$6,000, respectively.

Restrictions on Distributions

The respective indentures governing the 2025 Studio City Finance Notes, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes, the 2029 Studio City Finance Notes and the agreement for the 2028 Studio City Senior Secured Credit Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be foreign exchange rate risk associated with our operations.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Macau Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness, as a result of the 2027 Studio City Company Notes, the 2025 Intercompany Notes, the 2028 Intercompany Notes and the 2029 Intercompany Notes and the costs associated with servicing and repaying such debts, are denominated in U.S. Dollars. In addition, the 2028 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2022 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on our cash and bank balances as of December 31, 2022, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$0.5 million for the year ended December 31, 2022.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2022 and 2021. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 1.04% and 0.03% in 2022 and 2021, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

BUSINESS

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, the Gaming Operator operated an average of approximately 277 gaming tables and 700 gaming machines in 2022 at the Studio City Casino, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor water park and an indoor water park. Studio City features 1,936 luxury hotel rooms, diverse food and beverage establishments and approximately 38,500 square meters of complementary retail space.

Studio City has received numerous awards, including:

•

Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2023 and achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the fifth time in 2023,

•

Its signature Cantonese restaurant Pearl Dragon received its fifth Forbes Travel Guide Five-Star recognition in 2023 and one-Michelin-starred establishment rank for the seventh consecutive year in the Michelin Guide Hong Kong Macau 2023. It was honored Best Chinese Cuisine in Asia - Excellence Award winner by 2022 Haute Grandeur Global Restaurant Awards and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Awards, and

•

Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Construction of our Phase 2 project has been completed. The project consists of two hotel towers with 895 rooms, suites and villas. The project also contains a water park with indoor and outdoor areas. Other attractions as part of the project include MICE space, retail and food and beverage outlets and a cineplex.

The first stage of the Phase 2 project opened in April 2023 with the opening of the Epic hotel tower and the indoor water park and the second stage is expected to open in the third quarter of 2023.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed.

Studio City Casino is operated by the Gaming Operator pursuant to the Studio City Casino Agreement, one of the subsidiaries of Melco and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City. Under the Studio City Casino Agreement, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenue from casino contract.

The Property

Studio City

Gaming

Studio City Casino currently consists of mass market table gaming, gaming machine and VIP gaming areas, with a total operating gross floor area of 22,048 square meters, located on the ground and first floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016.

Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City Casino had an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with 15 tables available for such operations. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Segment

The mass market gaming area caters to mass market gaming patrons and offers a full range of games, 24 hours a day. The layout of the gaming floor is organized using the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations.

Hotel

Studio City includes self-managed luxury hotel facilities with 1,936 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel features three distinct towers, enabling it to provide a variety of accommodation selections to visitors.

The newly-opened Epic hotel tower offers 338 suites with eight room types which range in size from 67 square meters to 550 square meters. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room packages ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters.

Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2023. It also achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including one Michelin-starred Pearl Dragon.

Retail

Studio City has approximately 38,500 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned brands.

Entertainment

Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:

•

Golden Reel — an iconic landmark of Macau, it is the world’s first figure-8 and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers.

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings. The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•	Studio City Water Park — an all-weather water park and Macau’s largest water park:

•

Outdoor Water Park — a water park featuring several high-thrill and family-focused attractions, including the High Point Twister, a 20-meter tall slide tower with waterslides for individuals and small families alike, and the Golden Bucket, a massive water play structure with a classic tipping bucket, four slides and over 60 water features. For small children, the Studio City Water Park includes the Little Lagoon with four slides for kids of all ages and their parents. Finally, the Studio City Water Park also includes Studio City’s Riverscape, a jungle-themed action river that is over 450 meters long which offers three routes of differing lengths, three white-sand beaches and 16 water features throughout the guest’s journey.

•

Indoor Water Park — a climate-controlled, space-themed indoor water park in the newly-opened first stage of the Phase 2 project, with 16 attractions, including seven exhilarating water slides, two wave pools, including a unique Oblivion Pool that extends both indoors and outdoors, and the only indoor surfing simulator in Macau.

•

Legend Heroes PVRk — a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRk features flight simulation, VR simulations, bowling alleys, a free arcade, trendy retail and a high-tech café featuring Macau’s only Robot Barista.

•	Studio 88 KTV — a deluxe night club and karaoke.

•

Super Fun Zone — covering 29,600 square feet, the four-level Super Fun Zone is capable of hosting up to 500 people. Divided into five zones—Mountain, Forest, Under the Sea, Outer Space and Space Station – it is a space for children of all ages to climb, jump and enjoy a wide range of experiences featuring more than ten attractions. Super Fun Zone also offers three party rooms, one retail store and one clubhouse diner.

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 people or a cocktail reception for over 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,200 people or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the daylight and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Aaron Kwok (郭富城), Han Hong (韓紅), Kenny G, A-mei (張惠妹) and Jam Hsiao (蕭敬騰) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament. In addition, in April 2023, the three-year Residency Concert Series premiered at Studio City with performances by Joey Yung (容祖兒), to be followed by performances by Leon Lai (黎明) and other well-known artists.

Customers

We seek to cater to a broad range of customers with a focus on mass market players through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty program, which is operated by the Gaming Operator jointly with other Gaming Operator casinos, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

Gaming Patrons

Gaming patrons currently include mass market players and VIP rolling chip players.

Mass market players are non-VIP rolling chip players that come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming offerings. Mass market players are classified as mainstream mass market and premium mass market players. Our premium mass market players generally do not take advantage of our luxury amenities to the same degree as VIP rolling chip players, but they are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market players. Mass market players play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip players.

VIP rolling chip players are patrons who participate in Studio City Casino’s in-house rolling chip programs at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the marketing efforts of the Gaming Operator. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Gaming Promoters

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. The Gaming Operator has procedures to screen prospective gaming promoters prior to their engagement and conducts periodic checks that are designed to ensure that the gaming promoters with whom the Gaming Operator associates meet suitability standards.

The Gaming Operator typically enters into one-year term gaming promoter agreements that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated by reference to monthly rolling chip volume. The gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

While the Gaming Operator does not currently have gaming promoters arrangements at Studio City Casino following the termination of such arrangements in December 2021, the Gaming Operator may engage and grant credit to gaming promoters at Studio City Casino in the future.

Land Concession

In October 2001, we entered into a land concession contract with the Macau government for the land on which Studio City is located. The contract was subsequently amended in 2012 and 2015.

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 657,879.39 square meters, of which approximately 28,784.3 square meters, or 4.38%, comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to the Gaming Operator for usage in its operations of the Studio City Casino during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession. The Gaming Operator deducts the fees paid by the Gaming Operator to the Macau government as costs of operation pursuant to the terms of the Studio City Casino Agreement.

The land concession contract has a term of 25 years commencing in October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

Land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment.

Construction of our Phase 2 project has been completed. The project consists of two hotel towers with 895 rooms, suites and villas. The project also contains a water park with indoor and outdoor areas. Other attractions as part of the project include MICE space, retail and food and beverage outlets and a cineplex.

The first stage of the Phase 2 project opened in April 2023 with the opening of the Epic hotel tower and the indoor water park and the second stage is expected to open in the third quarter of 2023.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Melco Affiliates, including operational management services and general corporate services, such as payroll, human resources, information technology, marketing, accounting and legal services under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Melco Affiliates.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may also be paid.

Advertising and Marketing

The Gaming Operator holds various promotions and special events at Studio City and operates both gaming and non-gaming loyalty programs for patrons. In addition, Studio City participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.

There are public relations and marketing and branding teams dedicated to Studio City that cultivate media relationships, promote Studio City’s brands and directly liaise with customers within target Asian and other countries in order to explore opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.

Market and Competition

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located.

Macau Gaming Market

Gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Sociedade de Jogos de Macau, S.A., (“SJM”), MGM Grand Paradise, S.A. (“MGM Grand Paradise”), Galaxy Casino, S.A. (“Galaxy”), Venetian Macau Limited (“VML”), Wynn Resorts (Macau) S.A. (“Wynn Macau”) and the Gaming Operator.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of SCI and the chairman and chief executive officer of Melco, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and opened Grand Lisboa Palace in Cotai in July 2021 and is expected to open two additional hotels in 2023.

MGM Grand Paradise is a subsidiary of MGM China Holdings Limited, a company listed on the Hong Kong Stock Exchange. MGM Grand was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is completed and is currently expected to be progressively opened in the second quarter of 2023, while Phase 4 is currently under development.

VML is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. VML operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. VML also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

Wynn Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the Nasdaq Global Select Market. Wynn Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai.

The Gaming Operator, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009, and includes the Morpheus Hotel, which opened in June 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau.

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$870,233) for gaming tables and MOP300,000 (equivalent to approximately US$37,296) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the recently amended law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (US$621.6 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•

the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to Korean nationals. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018 and a proposed project in Osaka announced in September 2021. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

We may also face competition from hotels and resorts, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation, Tiger Resorts Leisure and Entertainment Inc., Melco Resorts Leisure (PHP) Corporation as well as Philippine Amusement and Gaming Corporation.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Staff

There were 3,571, 3,794 and 3,924 dedicated staff members as of December 31, 2022, 2021 and 2020, respectively, performing services solely at Studio City.

The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. Under the Master Services Agreements, the Melco Affiliates recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Melco Affiliates who devote a portion of their time under the arrangements.

The property general manager is employed by us. Our chief financial officer provides services to us pursuant to the Master Services Agreements.

The following table indicates the distribution of these staff by function pursuant to the Master Services Agreements as of December 31, 2022:

Function	Number of Staff
Management, Administrative and Finance	13
Gaming	1,690
Hotel	565
Food and Beverage	554
Property Operations	198
Entertainment	86
Marketing	176
Others	289

Total	3,571

Through the Master Services Agreements, we are able to leverage the resources and platform of the Melco Affiliates to have qualified staff dedicated to working on our property. Our success depends on the ability of the Melco Affiliates and us to attract, retain, motivate, and inspire qualified personnel. We believe that we maintain a good working relationship with the staff working at Studio City. We have not experienced any significant labor disputes. None of the dedicated staff members performing services solely at Studio City are members of any labor union and neither we nor any of the Melco Affiliates are a party to any collective bargaining or similar agreement with such staff.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration.

Our trademarks and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our ability to compete in our target markets. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws. To protect our intellectual property rights, we monitor any infringement or misappropriation of our intellectual property rights, and staff working at Studio City are generally subject to confidentiality obligations.

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our sole director as of the date of this annual report.

Name	Age	Position/Title
Stephanie Cheung	60	Director

Ms. Stephanie Cheung is our director. Ms. Cheung is also the executive vice president and chief legal officer of Melco and she was appointed to this role in December 2008. Prior to that, she held the title of general counsel of Melco from November 2006, when she joined Melco. She has acted as the secretary to the board of Melco since she joined Melco. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining Melco, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Kevin Richard Benning	40	Property General Manager
Geoffrey Stuart Davis	54	Chief Financial Officer

Mr. Kevin Richard Benning has served as our property general manager since December 2020. Prior to Mr. Benning’s current position, Mr. Benning served as property president / chief operating officer of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) from January 2018 to December 2020 as well as vice president of casino operations of MRP from March 2016 to January 2018. Prior to joining MRP, Mr. Benning was the vice president of casino marketing for Resorts World Sentosa from April 2015 to March 2016. From January 2013 to April 2015, Mr. Benning was executive director of marketing operations for Sands China Limited as well as director of marketing from June 2012 to January 2013 and director of slot operations from April 2011 to June 2012. Mr. Benning started his career with Harrah’s Ak-Chin Resort in Arizona holding a variety of operational roles from July 2004 to April 2011. Mr. Benning graduated from Arizona State University with a Bachelor of Arts degree in business administration.

Mr. Geoffrey Stuart Davis is the chief financial officer at Studio City and he was appointed to this current role in June 2019. Mr. Davis is also the executive vice president and chief financial officer of Melco and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco from August 2010 to March 2011 and senior vice president, corporate finance of Melco since 2007, when he joined Melco. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017. Prior to joining Melco, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

Studio City Casino Agreement

On May 11, 2007, our subsidiary, Studio City Entertainment, and the Gaming Operator entered into a services and right to use agreement (as amended on June 15, 2012, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which the Gaming Operator operated Studio City Casino. These arrangements were further amended on June 23, 2022. The Studio City Casino Agreement sets forth the terms and conditions for the operation of Studio City Casino by the Gaming Operator and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, the Gaming Operator manages the day-to-day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and develops and implements systems and controls and provides security necessary for Studio City Casino. The Gaming Operator is also responsible for recruiting casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator will deduct gaming taxes and costs incurred in connection with its on-going operation of Studio City Casino. Such costs include the costs for allocation of any gaming tables for operation of the Studio City Casino above 26.4% of the Gaming Operator’s overall gaming tables allocated to the Gaming Operator by the Macau government. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as our revenue from the Studio City Casino Agreement. As the Gaming Operator was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, the Gaming Operator is permitted to deduct costs for the allocation of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables, provided such costs have been approved by SCI’s related party transactions policy. The Studio City Casino Agreement obligates the Gaming Operator to manage the day-to-day operations of the Studio City Casino in a manner intended to appeal to the VIP and mass gaming markets at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by SCI; however, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines. Accordingly, while 250 gaming tables, including 15 gaming tables for VIP rolling chip operations, and 552 gaming machines are currently available for operation at the Studio City Casino, there is no assurance that such number and mix of gaming tables and gaming machines will be maintained by the Gaming Operator and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement.

The Studio City Casino Agreement is subject to customary events of default, including failure of Studio City Entertainment to make any payment required by the agreement or any action by Studio City Entertainment which causes or is likely to cause the Gaming Operator to be in breach of its concession. The parties may terminate the Studio City Casino Agreement in the event of a default under the Studio City Casino Agreement or, among others, as a result of regulatory review, except that as long as Studio City Entertainment is directly or indirectly under the control of Melco, the Gaming Operator may not terminate the Studio City Casino Agreement.

Management and Shared Services Arrangements

On December 21, 2015, certain Studio City Entities entered into the Master Services Agreement with certain Melco Affiliates, which sets out the terms and conditions that apply to certain services to be provided under the Work Agreements by the Melco Affiliates to the Studio City Entities and vice versa. The Master Services Agreement and the related Work Agreements have been extended to December 31, 2032.

For discussion of other significant related party transactions we entered into during the years ended December 31, 2022 and 2021, see note 19 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2028 Studio City Senior Secured Credit Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$99 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “Borrowing Group”) entered into the 2021 Studio City Senior Secured Credit Facility with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”).

On November 30, 2016, Studio City Company issued the Studio City Company Notes, and repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the Studio City Company Notes and cash on hand.

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$29.8 million) revolving credit facility and the HK$1.0 million (approximately US$128,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included amendments to certain covenants in order to align them with the terms of certain other financings by Studio City Finance Limited.

Term Loan Facility

The Term Loan Facility matures on January 15, 2028, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the Studio City Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on January 15, 2028 unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The 2028 Studio City Senior Secured Credit Facility and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the 2028 Studio City Senior Secured Credit Facility; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

The 2028 Studio City Senior Secured Credit Facility contains certain mandatory prepayment events relating to (amongst others) a change of control, a disposal of all or substantially all the assets of the business, and the termination, revocation or recission of the amended Studio City land concession (without the granting of a replacement land concession) or the termination, recission, revocation or modification of the Gaming Operator’s Concession Contract which has a material adverse effect on the financial condition, business, properties, or results of operations of Studio City Investments and its subsidiaries, taken as a whole, the occurrence of any of which would constitute a mandatory prepayment event, which would result in: (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.

Interest and Fees

All amounts outstanding under the 2028 Studio City Senior Secured Credit Facility shall bear interest at HIBOR plus a margin of 4% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the 2028 Studio City Senior Secured Credit Facility during the availability period applicable to the Revolving Credit Facility.

Guarantee

The 2028 Studio City Senior Secured Credit Facility is guaranteed by Studio City Investments and all of the existing subsidiaries of Studio City Investments (other than Studio City Company), and any future subsidiaries of Studio City Investments.

Security

The 2028 Studio City Senior Secured Credit Facility is secured by substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries.

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Term Loan Facility Cash Collateral Account”).

Covenants

The 2028 Studio City Senior Secured Credit Facility contains certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the Existing Notes (see below). The Revolving Credit Facility also benefits from a “notes repurchase condition” covenant that prohibits Studio City Company from making a voluntary legally binding commitment or offer for a notes repurchase while an Event of Default (as defined in the 2028 Studio City Senior Secured Credit Facility) is outstanding and may, in other circumstances, require a certain pro rata cancellation of the Revolving Credit Facility.

The 2028 Studio City Senior Secured Credit Facility also requires the Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	amendments and certain other requirements in connection with the 2020 Notes documents;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the 2028 Studio City Senior Secured Credit Facility against unsecured and unsubordinated debts.

The 2028 Studio City Senior Secured Credit Facility also contains information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Events of Default

The 2028 Studio City Senior Secured Credit Facility contains customary events of default.

2025 Studio City Finance Notes, 2028 Studio City Finance Notes and 2029 Studio City Finance Notes (the “Existing Notes”)

On July 15, 2020, Studio City Finance issued US$500 million aggregate principal amount of the 2025 Studio City Finance Notes and US$500 million aggregate principal amount of the 2028 Studio City Finance Notes. The proceeds were funded to Studio City Investments by way of the 2025 Intercompany Notes and the 2028 Intercompany Notes, respectively.

On January 14, 2021, Studio City Finance issued US$750 million aggregate principal amount of the First 2029 Studio City Finance Notes and an additional US$350 million aggregate principal amount of the Additional 2029 Studio City Finance Notes on May 20, 2021. The proceeds were funded to Studio City Investments by way of the 2029 Intercompany Notes.

The Existing Notes are listed on the Singapore Exchange.

Guarantee

Each series of the Existing Notes are guaranteed by all of the existing subsidiaries of Studio City Finance. The indentures governing the Existing Notes (the “Existing Notes Indentures”) also provide that any other future restricted subsidiaries of Studio City Finance that provide guarantees of certain specified indebtedness (including under the 2021 Studio City Senior Secured Credit Facility) will be required to guarantee the Existing Notes.

Interest

The 2025 Studio City Finance Notes and the 2028 Studio City Finance Notes bear interest at rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year. The 2029 Studio City Finance Notes bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year.

Security

The Existing Notes are unsecured.

Covenants

The Existing Notes Indentures include certain limitations on the ability of Studio City Finance and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of Default

The Existing Notes Indentures contain certain customary events of default, including default in the payment of principal, or of any premium, on the Existing Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the Existing Notes Indentures, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under an indenture governing one series of the Existing Notes (the “Relevant Existing Notes”), the trustee under the indenture governing the Relevant Existing Notes or the holders of at least 25% of the then outstanding Relevant Existing Notes may declare the principal of the Relevant Existing Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of Control

Upon the occurrence of a Change of Control event, including, among others, a sale, transfer or other disposal of all or substantially all of the properties or assets of certain of our subsidiaries, each holder of the Existing Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s Existing Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the relevant series of Existing Notes.

Maturity and Redemption

The 2025 Intercompany Notes, the 2028 Intercompany Notes and the 2029 Intercompany Notes are repayable at the same time as any mandatory repurchase under the indentures governing the 2025 Studio City Finance Notes, the 2028 Studio City Finance Notes and the 2029 Studio City Finance Notes, respectively.

2025 Studio City Finance Notes

The maturity of the 2025 Studio City Finance Notes is July 15, 2025. Prior to July 15, 2022, Studio City Finance at its option may redeem the 2025 Studio City Finance Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Studio City Finance Notes plus the applicable “make-whole” premium specified in the indenture governing the 2025 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after July 15, 2022, Studio City Finance at its option may redeem the 2025 Studio City Finance Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2025 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to July 15, 2022, Studio City Finance may redeem up to 35% of the principal amount of the 2025 Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 106.000% of the principal amount of the 2025 Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2028 Studio City Finance Notes

The maturity of the 2028 Studio City Finance Notes is January 15, 2028. Prior to July 15, 2023, Studio City Finance at its option may redeem the 2028 Studio City Finance Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Studio City Finance Notes plus the applicable “make-whole” premium specified in the indenture governing the 2028 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after July 15, 2023, Studio City Finance at its option may redeem the 2028 Studio City Finance Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2028 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to July 15, 2023, Studio City Finance may redeem up to 35% of the principal amount of the 2028 Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 106.500% of the principal amount of the 2028 Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2029 Studio City Finance Notes

The maturity of the 2029 Studio City Finance Notes is January 15, 2029. Prior to January 15, 2024, Studio City Finance at its option may redeem the 2029 Studio City Finance Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 Studio City Finance Notes plus the applicable “make-whole” premium specified in the indenture governing the 2029 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after January 15, 2024, Studio City Finance at its option may redeem the 2029 Studio City Finance Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2029 Studio City Finance Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to January 15, 2024, Studio City Finance may redeem up to 35% of the principal amount of the 2029 Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 105.000% of the principal amount of the 2029 Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2027 Studio City Company Notes

On February 16, 2022, Studio City Company issued US$350 million in aggregate principal amount of the 2027 Studio City Company Notes. The 2027 Studio City Company Notes are listed on the Singapore Exchange.

Guarantee

The 2027 Studio City Company Notes are guaranteed by all of the existing subsidiaries of Studio City Investments (other than Studio City Company). The indenture governing the 2027 Studio City Company Notes (the “2027 Studio City Company Notes Indenture”) also provides that any other future restricted subsidiaries of Studio City Investments that provide guarantees of certain specified indebtedness will be required to guarantee the 2027 Studio City Company Notes.

Interest

The 2027 Studio City Company Notes bear interest at rate of 7.0% per annum, payable semi-annually in arrears on February 15 and August 15 of each year commencing on August 15, 2022.

Security

The 2027 Studio City Company Notes and the guarantees of the 2027 Studio City Company Notes are secured by the Common Collateral (i.e., substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries).

Covenants

The 2027 Studio City Company Notes Indentures include certain limitations on the ability of Studio City Company and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of Default

The 2027 Studio City Company Notes contain certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 Studio City Company Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of certain covenants; defaults under certain other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 Studio City Company Notes Indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the Studio City Company Notes Indenture, the trustee under the 2027 Studio City Company Notes Indenture or the holders of at least 25% of the then outstanding 2027 Studio City Company Notes may declare the principal of the 2027 Studio City Company Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of Control

Upon the occurrence of a Change of Control event, including, among others, a sale, transfer or other disposal of all or substantially all of the properties or assets of certain of our subsidiaries, each holder of the 2027 Studio City Company Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2027 Studio City Company Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Company has previously or concurrently elected to redeem the 2027 Studio City Company Notes.

Maturity and Redemption

The maturity of the 2027 Studio City Company Notes is February 15, 2027. At any time prior to February 15, 2024, Studio City Company may also redeem all or a part of the 2027 Studio City Company Notes at a redemption price equal to 100% of the principal amount of 2027 Studio City Company Notes redeemed plus the applicable “make-whole” premium specified in the 2027 Studio City Company Notes Indenture plus accrued and unpaid interest and additional amounts, if any, to but excluding the date of redemption.

At any time prior to February 15, 2024, Studio City Company may redeem up to 35% of the aggregate principal amount of the 2027 Studio City Company Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 107.000% of the principal amount of the 2027 Studio City Company Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

On or after February 15, 2024, Studio City Company may redeem all or a part of the 2027 Studio City Company Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices set forth in the 2027 Studio City Company Notes Indenture, plus accrued and unpaid interest, if any, on the 2027 Studio City Company Notes redeemed, to the applicable redemption date.

Compliance Sale

If the Gaming Laws then in effect require the Gaming Operator to be the owner of that part of the Property comprising the Studio City Casino, including the gaming areas, gaming support areas and/or common areas, or a portion thereof, in order to continue to operate the Studio City Casino, and only to the extent so required, Studio City Investments and Studio City Company may, and Studio City Investments may permit the applicable restricted subsidiaries to, consummate a sale, transfer or disposition of the relevant part of the Property, including any rights associated thereto, to the Gaming Operator, provided certain conditions are met. Studio City Company may use any net cash proceeds received from such Compliance Sale to repay indebtedness that is secured by the Common Collateral and receives priority over the 2027 Studio City Company Notes and the related guarantee with respect to any proceeds received upon any enforcement action of the Common Collateral. To the extent not used to repay such indebtedness and such net cash proceeds exceed US$15 million, Studio City Company will use such net cash proceeds to make an offer to repurchase the 2027 Studio City Company Notes and certain other pari passu indebtedness at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the repurchase date.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the 2028 Studio City Senior Secured Credit Facility, Senior Secured Credit Facilities and certain other pari passu indebtedness (if any, and including the 2027 Studio City Company Notes), when payments can be made in respect of the debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions. The term “Senior Secured Credit Facilities” refers to any additional credit facility which creates or evidences any liabilities intended to evidence additional super senior liabilities (ranking pari passu with the existing 2028 Studio City Senior Secured Credit Facility and sharing in the Common Collateral (as defined below) in accordance with the terms and conditions of the Intercreditor Agreement (defined in the 2028 Studio City Senior Secured Credit Facility as “Additional Credit Facility Liabilities”)).

Ranking and Priority

Liabilities under the 2028 Studio City Senior Secured Credit Facility, other Senior Secured Credit Facilities, certain other pari passu indebtedness (including the 2027 Studio City Company Notes) and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the Existing Notes, the guarantees and the additional guarantees in relation to the Existing Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the cash collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only.

Permitted Payments

Until an acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restrictions on the Term Loan Facility” below.

After an acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including creditors under the 2028 Studio City Senior Secured Credit Facility and the Senior Secured Credit Facilities and (subject to caps of US$5.0 million in aggregate) relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the (now redeemed) Studio City Company Notes and the 2027 Studio City Company Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to the Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)

three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)

the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the 2028 Studio City Senior Secured Credit Facility, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the 2028 Studio City Senior Secured Credit Facility, any Senior Secured Credit Facilities and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the 2028 Studio City Senior Secured Credit Facility) have been fully and finally discharged to the satisfaction of the credit facility agents for the 2028 Studio City Senior Secured Credit Facility (in the case of liabilities under such facilities), the Senior Secured Credit Facilities (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fourth paragraph under “—Limitations on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

(i)	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

(ii)

an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•

to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fourth paragraph under “—Limitations on Enforcement” above have occurred; or

(iii)	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result to be applied in the following order:

•

First: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of the Security Agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Second: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) in payment or reimbursement of certain payment or funding obligations under the terms of the services and right to use direct agreement entered into in November 2013 between, among others, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the Studio City Project Facility and which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements;

•

Third: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agents in respect to the 2028 Studio City Senior Secured Credit Facility and the Senior Secured Credit Facilities, the Intercreditor Agent and the power of attorney agent each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Fourth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•

Fifth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the creditors under the 2028 Studio City Senior Secured Credit Facility and the Senior Secured Credit Facilities (other than in relation to principal in respect of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility) and certain designated super senior hedging liabilities;

•

Sixth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under 2028 Studio City Senior Secured Credit Facility);

•

Seventh: in the case of recoveries from credit specific security over credit specific accounts (other than the Term Loan Facility Cash Collateral Account), towards the relevant Secured Creditors benefitting from such credit specific security;

•	Eighth: towards the discharge of the principal amount of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility;

•

Ninth: in the case of recoveries from the Term Loan Facility Cash Collateral Account, if permitted in accordance with the other terms of the Intercreditor Agreement, towards the discharge of the principal amount of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility; and

•	Tenth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the cash collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

STUDIO CITY INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Studio City Investments Limited

Opinion

We have audited the consolidated financial statements of Studio City Investments Limited (the Company), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of Studio City Investments Limited for the year ended December 31, 2021, were audited by another auditor who expressed an unmodified opinion on those financial statements on April 29, 2022.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Ernst & Young LLP

Singapore

April 28, 2023

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$496,649	$496,567
Accounts receivable	263	247
Receivables from affiliated companies	26,320	37,956
Inventories	5,121	5,828
Prepaid expenses and other current assets	37,710	41,624

Total current assets	566,063	582,222

Property and equipment, net	2,779,941	2,464,417
Intangible assets, net	1,373	2,777
Long-term prepayments, deposits and other assets	48,325	69,175
Receivable from an affiliated company, non-current	3,872	3,325
Restricted cash	130	130
Operating lease right-of-use assets	13,136	14,588
Land use right, net	108,645	112,114

Total assets	$3,521,485	$3,248,748

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$501	$211
Accrued expenses and other current liabilities	110,748	145,979
Income tax payable	4	4
Payables to affiliated companies	144,343	110,563

Total current liabilities	255,596	256,757

Long-term debt, net	344,994	128
Payable to an affiliated company, non-current	2,064,757	2,059,220
Other long-term liabilities	21,631	17,771
Deferred tax liabilities, net	382	—
Operating lease liabilities, non-current	13,499	14,797

Total liabilities	$2,700,859	$2,348,673

Commitments and contingencies (Note 18)

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	December 31,
	2022	2021
Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	$—	$—
Additional paid-in capital	2,617,155	2,327,155
Accumulated other comprehensive (loss) income	(339)	1,365
Accumulated losses	(1,778,168)	(1,411,505)

Total Studio City Investments Limited shareholder’s equity	838,648	917,015
Noncontrolling interests	(18,022)	(16,940)

Total equity	820,626	900,075

Total liabilities and equity	$3,521,485	$3,248,748

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2022	2021
Operating revenues:
Revenue from casino contract	$(56,665)	$(1,455)
Rooms	17,915	38,749
Food and beverage	17,489	26,738
Entertainment	1,649	2,576
Services fee	21,915	25,013
Mall	7,189	13,683
Retail and other	2,082	1,602

Total operating revenues	11,574	106,906

Operating costs and expenses:
Costs related to casino contract	(29,871)	(28,085)
Rooms	(11,119)	(12,176)
Food and beverage	(24,403)	(27,854)
Entertainment	(2,253)	(2,815)
Mall	(4,115)	(3,784)
Retail and other	(1,200)	(1,475)
General and administrative	(82,249)	(87,749)
Pre-opening costs	(3,263)	(984)
Amortization of land use right	(3,300)	(3,325)
Depreciation and amortization	(118,929)	(119,541)
Property charges and other	(5,799)	(6,031)

Total operating costs and expenses	(286,501)	(293,819)

Operating loss	(274,927)	(186,913)

Non-operating income (expenses):
Interest income	6,163	2,978
Interest expenses, net of amounts capitalized	(97,048)	(92,050)
Other financing costs	(417)	(3,057)
Foreign exchange losses, net	(1,341)	(3,726)
Other income	186	—

Total non-operating expenses, net	(92,457)	(95,855)

Loss before income tax	(367,384)	(282,768)
Income tax (expense) benefit	(382)	474

Net loss	(367,766)	(282,294)
Net loss attributable to noncontrolling interests	1,103	2,284

Net loss attributable to Studio City Investments Limited	$(366,663)	$(280,010)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2022	2021
Net loss	$(367,766)	$(282,294)
Other comprehensive loss:
Foreign currency translation adjustments	(1,683)	(9,512)

Other comprehensive loss	(1,683)	(9,512)

Total comprehensive loss	(369,449)	(291,806)
Comprehensive loss attributable to noncontrolling interests	1,082	2,188

Comprehensive loss attributable to Studio City Investments Limited	$(368,367)	$(289,618)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and per share data)

	Studio City Investments Limited Shareholder’s Equity
				Accumulated
			Additional	Other
	Ordinary Shares		Paid-in	Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Amount	Capital	Income (Loss)	Losses	Interests	Equity
Balance at January 1, 2021	3	$—	$2,327,155	$10,973	$(1,131,495)	$(14,752)	$1,191,881
Net loss	—	—	—	—	(280,010)	(2,284)	(282,294)
Foreign currency translation adjustments	—	—	—	(9,608)	—	96	(9,512)

Balance at December 31, 2021	3	—	2,327,155	1,365	(1,411,505)	(16,940)	900,075
Net loss	—	—	—	—	(366,663)	(1,103)	(367,766)
Foreign currency translation adjustments	—	—	—	(1,704)	—	21	(1,683)
Capital contribution from shareholder	—	—	290,000	—	—	—	290,000

Balance at December 31, 2022	3	$—	$2,617,155	$(339)	$(1,778,168)	$(18,022)	$820,626

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(367,766)	$(282,294)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	122,229	122,866
Amortization of deferred financing costs	551	130
Amortization of discount on loan from an affiliated company	5,463	5,105
Loss on disposal of property and equipment and other long-term assets	134	171
Impairment loss recognized on property and equipment	—	1,500
Provision for (reversal of) credit losses	481	(65)
Changes in operating assets and liabilities:
Accounts receivable	(16)	(99)
Receivables from affiliated companies	11,030	(5,587)
Inventories, prepaid expenses and other	4,073	(1,766)
Long-term prepayments, deposits and other	(6,126)	(39)
Accounts payable, accrued expenses and other	9,853	5,727
Payables to affiliated companies	29,616	18,232
Other long-term liabilities	884	(1,854)

Net cash used in operating activities	(189,594)	(137,973)

Cash flows from investing activities:
Acquisition of property and equipment	(442,304)	(397,901)
Funds to an affiliated company	(1,278)	(4,449)
Proceeds from sale of property and equipment and other long-term assets	9	1,694
Acquisition of intangible assets	—	(4,113)
Placement of bank deposits with original maturities over three months	—	(278,700)
Withdrawals of bank deposits with original maturities over three months	—	278,700

Net cash used in investing activities	(443,573)	(404,769)

Cash flows from financing activities:
Payments of deferred financing costs	(6,050)	(79)
Capital contribution from shareholder	290,000	—
Proceeds from long-term debt	350,000	—
Funds from an affiliated company	—	471,126

Net cash provided by financing activities	633,950	471,047

Effect of exchange rate on cash, cash equivalents and restricted cash	(701)	(3,351)

Increase (decrease) in cash, cash equivalents and restricted cash	82	(75,046)
Cash, cash equivalents and restricted cash at beginning of year	496,697	571,743

Cash, cash equivalents and restricted cash at end of year	$496,779	$496,697

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Year Ended December 31,
	2022	2021
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(87,858)	$(84,243)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(726)	$(734)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(1,343)	$(2,575)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$88,488	$134,921
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$13,715	$15,227

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information

Studio City Investments Limited (“Studio City Investments”) was incorporated in the British Virgin Islands (“BVI”). Studio City Investments together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations of Studio City, a cinematically-themed integrated resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America (the “U.S.”).

As of December 31, 2022 and 2021, the Company is indirectly wholly-owned by Studio City International Holdings Limited (“Studio City International”) which is majority-owned by Melco. Studio City International’s ADSs are listed on the New York Stock Exchange in the U.S.. As of December 31, 2022 and 2021, Melco International Development Limited, a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Other Business Operation

The disruptions to the Company’s business caused by the COVID-19 outbreak continued to have a material effect on its financial condition and operations during 2022.

The Company’s operations were significantly impacted by travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong and the People’s Republic of China (the “PRC”) during 2022. A stream of COVID-19 outbreaks in the PRC in the first half of 2022 led to a tightening of border controls for entry from Guangdong province. In June 2022, the resurgence of COVID-19 cases in Macau led to citywide mandatory testing and strict travel restrictions and requirements implemented to enter and exit Macau. On June 23, 2022, the Macau government issued a mandatory closure order for entertainment and leisure venues, with casinos and gaming areas excluded. During the period from July 11, 2022 to July 22, 2022, such mandatory closure order was further extended to almost all entities including gaming. Studio City Casino was closed for 12 days and resumed operations on July 23, 2022. From August 2, 2022, all closure orders were lifted but health-related precautionary measures remained in place. The validity of nucleic acid tests to enter Macau varied from time to time. Since September 1, 2022, certain non-Macau resident individuals who are not residents of Taiwan, Hong Kong, and the PRC became eligible to enter Macau without prior approval provided they comply with certain conditions imposed by the Macau government, subject to valid nucleic acid tests, and, from November 12, 2022, a five-day quarantine at a government designated facility and a three-day home quarantine period. On November 1, 2022, China’s National Immigration Administration commenced electronic processing of visa applications for individual or group travel to Macau. Since January 8, 2023, travelers arriving in Macau from Taiwan, Hong Kong and the PRC were no longer required to present negative nucleic acid tests. From February 27, 2023, masks were not required in outdoor places. However, masks are still required on public transportation (except taxis) and in certain indoor areas. The requirement to wear masks was waived in most private indoor areas by their operators or supervisory entities.

While quarantine-free travel to and from the PRC has resumed and pandemic measures in Macau eased significantly, the pace of recovery from COVID-19 related disruptions remains highly uncertain.

As announced by Studio City International in May 2022, the Macau government granted a further extension of the development period under the Studio City land concession to June 30, 2023. The first stage of Studio City Phase 2 opened in April 2023 and the second stage is expected to open in the third quarter of 2023.

The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Operation - continued

As of December 31, 2022, the Company had cash and cash equivalents of U.S. dollars (“$” or “US$”) 496,649 and available unused borrowing capacity under the 2016 SC Revolving Credit Facility (as defined in Note 10) of Hong Kong dollars (“HK$”) 233,000 (equivalent to $29,835), subject to the satisfaction of certain conditions precedent.

The Company has taken various mitigating measures to manage through the COVID-19 outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential items, rationalizing the Company’s capital expenditure programs with deferrals and reductions and raising additional capital through capital contributions and debt offerings.

The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued.

(c)	Macau Gaming Subconcession and Concession Contract

On September 8, 2006, Melco Resorts Macau entered into a subconcession contract to operate its gaming business in Macau, which expired on June 26, 2022. This subconcession contract was extended to December 31, 2022 by order of the Macau Chief Executive under the Macau gaming law pursuant to an amendment agreement entered into by Melco Resorts Macau on June 23, 2022. Such extension coincided with the extended expiration date of all the other concessions and subconcessions in Macau.

On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorized to operate the Studio City Casino.

On December 30, 2022, in accordance with the obligations under letter of undertakings dated June 23, 2022, Melco Resorts Macau and Studio City Developments Limited (“Studio City Developments”), a subsidiary of Studio City Investments, which holds the land lease right for the property on which Studio City Casino is located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Studio City Casino with an area of 28,784.3 square meters, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the subconcession in accordance with the Macau gaming law. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of Macau Patacas (“MOP”) 0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession. The fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.

Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Studio City Investments, entered into a services and right to use agreement on May 11, 2007, as amended on June 15, 2012, together with related agreements (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau agreed to operate the Studio City Casino since the Company does not hold a gaming concession in Macau. These arrangements were amended on June 23, 2022 (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment, are no longer applicable.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

Under the Services and Right to Use Arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue, previously captioned as revenue from provision of gaming related services, is now captioned as revenue from casino contract as a result of the amendments made to the Studio City Casino Agreement.

In December 2015, Studio City International and certain of its subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032 in March 2023.

Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco’s subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.

The Company believes the costs incurred under the Studio City Casino Agreement, previously captioned as costs for provision of gaming related services and now captioned as costs related to casino contract, and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 19.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Studio City Investments and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents consist of bank time deposits placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.

Management believes that as of December 31, 2022 and 2021, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out and weighted average methods.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2022 and 2021 were $35,784 and $38,562, respectively, and the other current assets as of December 31, 2022 and 2021 were $1,926 and $3,062, respectively.

(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	5 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(j)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $145,301 and $115,035 of which $48,253 and $22,985 were capitalized during the years ended December 31, 2022 and 2021, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Other Long-term Assets

Before the amendment of the Services and Right to Use Arrangements on June 23, 2022, other long-term assets, net represent the payments for the future economic benefits of certain plant and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements, less subsequent accumulated amortization and accumulated impairment losses, if any. After the amendment of the Services and Right to Use Arrangement on June 23, 2022, other long-term assets, net represent the payments to Melco Resorts Macau in accordance with the Studio City Casino Agreement for the future economic benefits of the Studio City Gaming Assets to be generated from the Studio City Casino Agreement for the operation of Studio City Casino, less subsequent accumulated amortization and accumulated impairment losses, if any.

Other long-term assets are amortized using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years. The legal ownership of the Studio City Gaming Assets is retained by Melco Resorts Macau before and after the amendment of the Services and Right to Use Arrangements until the expiration of the subconcession on December 31, 2022, where the Reversion Assets (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to operate the Reversion Assets as part of the Concession as disclosed in Note 1(c).

The cost of the other long-term assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets in Studio City Casino. Any gain or loss arising on the disposal or retirement of cost of the other long-term assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

(l)	Intangible Assets

Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s intangible assets, which are finite-lived, consist of internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(m)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Impairment of Long-lived Assets - continued

No impairment loss was recognized during the year ended December 31, 2022. During the year ended December 31, 2021, an impairment loss of $1,500 was recognized, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 outbreak as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2022 and 2021 and concluded no other impairment charges to be recorded.

(n)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current, in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Right

Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(p)	Leases

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition

The Company’s revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Revenue was previously captioned as revenue from provision of gaming related services before the amendment of the Services and Right to Use Arrangements on June 23, 2022, for the provision of facilities and services thereto by Studio City Entertainment to Melco Resorts Macau, under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Studio City Casino Agreement, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Company recognizes the residual amount as revenue from casino contract and was previously captioned as revenues from provision of gaming related services. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $1,793 as of December 31, 2022 decreased by $466 from the balance of $2,259 as of December 31, 2021. Advance customer deposits and ticket sales of $2,259 as of December 31, 2021 decreased by $144 from the balance of $2,403 as of December 31, 2020.

(r)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company incurred pre-opening costs in connection with the development and other one-off activities related to the marketing of new facilities and operations of Studio City.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $3,692 and $4,962 for the years ended December 31, 2022 and 2021, respectively.

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Studio City Investments and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Studio City Investments is the HK$ and the functional currency of most of Studio City Investments’ foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive loss.

(u)	Comprehensive Loss and Accumulated Other Comprehensive (Loss) Income

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive loss.

As of December 31, 2022 and 2021, the Company’s accumulated other comprehensive (loss) income consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(v)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards

Recent Accounting Pronouncement Not Yet Adopted

The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2022	2021
Cash	$41,466	$78,648
Cash equivalents	455,183	417,919

Total cash and cash equivalents	496,649	496,567
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$496,779	$496,697

4.	ACCOUNTS RECEIVABLE

Components of accounts receivable are as follows:

	December 31,
	2022	2021
Hotel	$250	$204
Other	13	43

	$263	$247

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2022	2021
Balance at beginning of year	$—	$976
Write-offs	—	(970)
Effect of exchange rate	—	(6)

Balance at end of year	$—	$—

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost
Buildings	$2,181,417	$2,186,491
Furniture, fixtures and equipment	282,568	220,922
Leasehold improvements	110,982	106,200
Motor vehicles	2,596	2,599
Construction in progress	1,076,694	720,423

Sub-total	3,654,257	3,236,635
Less: accumulated depreciation and amortization	(874,316)	(772,218)

Property and equipment, net	$2,779,941	$2,464,417

As of December 31, 2022 and 2021, construction in progress, in relation to Studio City, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $129,437 and $66,926, respectively.

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2022 and 2021 were $108,301 and $106,567, respectively.

The Reversion Assets that reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to operate the Reversion Assets as part of the Concession as disclosed in Note 1(c). Part of these Reversion Assets that reverted to the Macau government on December 31, 2022, and included in the above table, consisted of the cost and accumulated depreciation of buildings as of December 31, 2022 of $137,258 and $39,803, respectively.

As Melco Resorts Macau and Studio City Developments will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming Melco Resorts Macau will be successful in the awarding of a new concession upon expiry of the Concession, Melco Resorts Macau and Studio City Developments will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	INTANGIBLE ASSETS, NET

	December 31,
	2022	2021
Finite-lived intangible assets:
Internal-use software	$4,200	$4,207
Less: accumulated amortization	(2,827)	(1,430)

	$1,373	$2,777

The amortization expenses of internal-use software recognized for the years ended December 31, 2022 and 2021 were $1,396 and $1,401, respectively.

As of December 31, 2022, the estimated future amortization expenses of internal-use software are as follows:

Year ending December 31,
2023	$1,368
2024	5

$1,373

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2022	2021
Other long-term assets	$16,824	$108,494
Less: accumulated amortization	(4,309)	(89,017)

Other long-term assets, net	12,515	19,477
Long-term prepayments	29,250	23,644
Advance payments and deposits for acquisition of property and equipment	1,645	21,651
Other deposits and other	4,582	4,014
Deferred financing costs, net	333	389

Long-term prepayments, deposits and other assets	$48,325	$69,175

The amortization expenses of other long-term assets recognized for the years ended December 31, 2022 and 2021 were $9,232 and $11,573, respectively.

8.	LAND USE RIGHT, NET

	December 31,
	2022	2021
Cost	$177,790	$178,041
Less: accumulated amortization	(69,145)	(65,927)

Land use right, net	$108,645	$112,114

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021
Property and equipment payables	$87,701	$131,071
Operating expense and other accruals and liabilities	20,159	11,750
Advance customer deposits and ticket sales	1,793	2,259
Operating lease liabilities	1,095	899

	$110,748	$145,979

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2022	2021
Senior Notes
2022 7.000% Studio City Secured Notes, due 2027 (net of unamortized deferred financing costs of $5,134)	$344,866	$—
Credit Facilities
2016 Studio City Credit Facilities (1)	128	128

	$344,994	$128

Note

(1)

As of December 31, 2022 and 2021, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $333 and $389 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a) Senior Notes

2022 7.000% Studio City Secured Notes

On February 16, 2022, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City Investments, issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The interest on the 2022 7.000% Studio City Secured Notes is accrued at a rate of 7.000% per annum, payable semi-annually in arrears on February 15 and August 15 of each year and commenced on August 15, 2022. The 2022 7.000% Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities (as described below) that are secured by common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes, to the extent of the assets securing such indebtedness. The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes will be used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

Studio City Investments Limited (“Studio City Investments”), the shareholder of Studio City Company, all of its existing subsidiaries (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2022 7.000% Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2022 7.000% Studio City Secured Notes on a senior basis (the “2022 7.000% Studio City Secured Notes Guarantees”). The 2022 7.000% Studio City Secured Notes Guarantees are senior obligations of the 2022 7.000% Studio City Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors. The 2022 7.000% Studio City Secured Notes Guarantees are pari passu to the 2022 7.000% Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes and the 2022 7.000% Studio City Secured Notes Guarantees, to the extent of the value of the assets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a) Senior Notes - continued

2022 7.000% Studio City Secured Notes - continued

The 2022 7.000% Studio City Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by the common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the 2016 Studio City Credit Facilities, the 2022 7.000% Studio City Secured Notes are also secured by certain specified bank accounts.

At any time prior to February 15, 2024, Studio City Company has the options i) to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2022 7.000% Studio City Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2022 7.000% Studio City Secured Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, each holder of the 2022 7.000% Studio City Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2022 7.000% Studio City Secured Notes at a fixed redemption price.

The indenture governing the 2022 7.000% Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2022 7.000% Studio City Secured Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2022 7.000% Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2022 7.000% Studio City Secured Notes.

(b) Credit Facilities

2016 Studio City Credit Facilities

On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880 (equivalent to $1,395,357) to a HK$234,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2022, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000 (equivalent to $128) and nil, respectively, and the available unused borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000 (equivalent to $29,835).

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(b) Credit Facilities - continued

2016 Studio City Credit Facilities - continued

On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028 (the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s Extended Maturity Date. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance Limited (“Studio City Finance”), the shareholder of Studio City Investments, including amending the threshold sizes and measurement dates of the covenants.

The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012 (equivalent to $130). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at Studio City Finance. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contain conditions and events of default customary for such financings.

In addition, modification, expiry, or termination of the gaming concession of Melco Resorts Macau in circumstances that have a material adverse effect on the 2016 Studio City Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at the Hong Kong Interbank Offered Rate plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $417 and $419 during the years ended December 31, 2022 and 2021, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(c) Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2022 and 2021, the Company’s average borrowing rates were approximately 6.76% and 4.14% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2022 are as follows:

Year ending December 31,
2023	$—
2024	—
2025	—
2026	—
2027	350,000
Over 2027	128

$350,128

11.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including the land in Macau on which Studio City is located. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.

The components of operating lease costs are as follows:

	Year Ended December 31,
	2022	2021
Amortization of land use right	$3,300	$3,325
Operating lease costs	1,078	1,094

Total operating lease costs	$4,378	$4,419

Other information related to lease terms and discount rates of operating leases is as follows:

	December 31,
	2022	2021
Weighted average remaining lease term	32.9 years	33.9 years
Weighted average discount rate	7.00%	6.30%

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

11.	LEASES - continued

Lessee Arrangements - continued

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

Year ending December 31,
2023	$1,127
2024	1,127
2025	1,127
2026	1,127
2027	1,127
Over 2027	31,320

Total future minimum lease payments	36,955
Less: amount representing interest	(22,361)

Present value of future minimum lease payments	14,594
Current portion	(1,095)

Non-current portion	$13,499

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through December 2034. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the years ended December 31, 2022 and 2021, the Company earned minimum operating lease income of $3,714 and $7,125, respectively, and contingent operating lease income of $449 and $1,638, respectively. Total lease income for the years ended December 31, 2022 and 2021 were reduced by $198 and nil, respectively, as a result of the rent concessions related to the effects of the COVID-19 outbreak.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2022 were as follows:

Year ending December 31,
2023	$3,117
2024	2,333
2025	1,352
2026	1,288
2027	908
Over 2027	1,106

$10,104

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

12.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.

The estimated fair values of long-term debt as of December 31, 2022 and 2021, were approximately $328,355 and $128, respectively, as compared to their carrying values, excluding unamortized deferred financing costs, of $350,128 and $128, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2022 7.000% Studio City Secured Notes. Fair values for the 2016 Studio City Credit Facilities, the 2021 SC Intercompany Note and the 2020 SC Intercompany Notes as defined in Note 19 approximated their carrying values as the instruments carried either variable interest rates or the fixed interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2022 and 2021, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE

As of December 31, 2022 and 2021, Studio City Investments’ authorized share capital was 50,000 shares of $1 par value per share and 3 ordinary shares were issued and fully paid.

In April 2022, Studio City Finance contributed $290,000 to Studio City Investments as capital contribution from the net proceeds of Studio City International’s private placements of shares announced and completed during February and March 2022.

14.	INCOME TAXES

The income tax expense (benefit) consisted of:

	Year Ended December 31,
	2022	2021
Over provision of income taxes in prior years:
Macau Complementary Tax	$—	$(29)

Income tax expense (benefit) - deferred:
Macau Complementary Tax	382	(445)

Total income tax expense (benefit)	$382	$(474)

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the income tax expense (benefit) from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2022	2021
Loss before income tax	$(367,384)	$(282,768)
Macau Complementary Tax rate	12%	12%
Income tax benefit at Macau Complementary Tax rate	(44,086)	(33,932)
Over provision in prior years	—	(29)
Effect of income for which no income tax expense is payable	(745)	(356)
Effect of expenses for which no income tax benefit is receivable	13,188	13,027
Effect of tax losses that cannot be carried forward	—	5,532
Changes in valuation allowances	16,224	(2)
Expired tax losses	15,801	15,286

Income tax expense (benefit)	$382	$(474)

Studio City Investments and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated. The remaining subsidiaries of Studio City Investments incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2022 and 2021.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2022 and 2021, if applicable.

Pursuant to the approval notice issued by the Macau government in January 2017, Studio City Entertainment was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements (as amended on June 23, 2022 as Studio City Casino Agreement) for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027, and the applications are currently pending approval by the Macau government. The non-gaming profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to Macau Complementary Tax.

During the years ended December 31, 2022 and 2021, Studio City Entertainment did not have any taxable income or profits generated from income received from Melco Resorts Macau under the Studio City Casino Agreement or the Services and Right to Use Arrangements.

The effective tax rates for the years ended December 31, 2022 and 2021 were (0.1)% and 0.2%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowances and income for which no income tax expense is payable for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2021.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Deferred tax assets
Net operating losses carried forward	$57,520	$44,987
Depreciation and amortization	33,512	30,076
Lease liabilities	1,751	1,883
Others	155	58

Sub-total	92,938	77,004

Valuation allowances	(91,091)	(74,395)

Total deferred tax assets	1,847	2,609

Deferred tax liabilities
Right-of-use assets	(1,576)	(1,750)
Unrealized capital allowances	(653)	(859)

Total deferred tax liabilities	(2,229)	(2,609)

Deferred tax liabilities, net	$(382)	$—

As of December 31, 2022 and 2021, valuation allowances of $91,091 and $74,395 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2022, adjusted operating tax losses carried forward, amounting to $144,253, $100,792 and $234,291 will expire in 2023, 2024 and 2025, respectively. Adjusted operating tax losses carried forward of $131,672 expired during the year ended December 31, 2022.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of a foreign subsidiary of Studio City Investments available for distribution to Studio City Investments of approximately $745,397 and $846,735 as at December 31, 2022 and 2021, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City Investments. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City Investments would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,448 and $101,608 as at December 31, 2022 and 2021, respectively.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2022 and 2021 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2022 and 2021, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Studio City Investments’ subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

Certain restricted shares were approved by Melco be granted to the eligible management personnel of Melco in lieu of the bonus for their services performed during 2022 and 2021 under a share incentive plan adopted by Melco in 2021 (the “Bonus Restricted Shares”). The Bonus Restricted Shares for 2022 and 2021 were granted in April 2023 and 2022, respectively. The Bonus Restricted Shares vested immediately on its grant dates and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.

In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of Bonus Restricted Shares for 2022 and 2021 to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized for the years ended December 31, 2022 and 2021, respectively, in the accompanying consolidated statements of operations with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries.

The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2022	2021
Share-based compensation expenses recognized in general and administrative expenses	$361	$438

16.	EMPLOYEE BENEFIT PLANS

The eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.

Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2022 and 2021, the Company’s contributions into these plans were $21 and $8, respectively.

17.	DISTRIBUTION OF PROFITS

All subsidiaries of Studio City Investments incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2022 and 2021, the balance of the reserve amounted to $6 and $6, respectively.

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the indenture governing the senior notes and the credit facility agreement, details of which are disclosed in Note 10 under each of the respective borrowings.

During the years ended December 31, 2022 and 2021, Studio City Investments did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2022, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $23,371.

(b)	Other Commitment

Studio City Land Concession

In accordance with the Studio City land concession and the further extension granted by the Macau government as announced by Studio City International in May 2022, the land on which Studio City is located must be fully developed by June 30, 2023.

(c)	Guarantees

Except as disclosed in Note 10, the Company has made the following significant guarantees as of December 31, 2022:

2021 5.000% Studio City Notes

On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021 5.000% Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes.

All of the existing subsidiaries of Studio City Finance (including Studio City Investments) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2021 5.000% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2021 5.000% Studio City Notes on a senior basis (the “2021 5.000% Studio City Notes Guarantees”). The 2021 5.000% Studio City Notes Guarantees are general obligations of the 2021 5.000% Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2021 5.000% Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2021 5.000% Studio City Notes Guarantors. The 2021 5.000% Studio City Notes Guarantees are effectively subordinated to the 2021 5.000% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.

The indenture governing the 2021 5.000% Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2021 5.000% Studio City Notes also contains conditions and events of default customary for such financings.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees - continued

2020 Studio City Notes

On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due January 15, 2028 at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”).

All of the existing subsidiaries of Studio City Finance (including Studio City Investments) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.

The indenture governing the 2020 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2020 Studio City Notes also contains conditions and events of default customary for such financings.

Trade Credit Facility

In October 2013, one of the Studio City Investments’ subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,610) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2021 was further extended to August 31, 2023, and is guaranteed by Studio City Company. As of December 31, 2022, approximately $640 of the Trade Credit Facility had been utilized.

(d)	Litigation

As of December 31, 2022, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022 and 2021, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2022	2021
Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$(56,665)	$(1,455)
	Rooms and food and beverage (1)	25,039	48,964
	Services fee (2)	21,915	25,013
	Entertainment (1)	499	361

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3) (4)	56,620	59,697
	Corporate services (5)	33,263	32,354
	Other services	24,327	18,195
	Staff costs for construction and renovation work capitalized	11,864	11,362
	Loan interest expenses recognized as expenses	81,280	91,915
	Loan interest expenses for construction and renovation work capitalized	41,669	22,985
	Loan commitment fees	—	2,638

	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	8	1,695
	Transfer-in of other long-term assets	2,423	5,167

Notes

(1)

These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2022 and 2021, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $25,538 and $49,325, respectively, of which $22,884 and $44,108 related to Studio City Casino’s gaming patrons and $2,654 and $5,217 related to non-Studio City Casino’s gaming patrons, respectively.

(2)

Services provided by the Company to Melco and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

(3)

Staff costs are recharged by Melco and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)	These staff costs included share-based compensation expenses.
(5)

Corporate services are provided to the Company by Melco and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

Other Related Party Transaction

As of December 31, 2022, an independent director of Studio City International held an aggregate principal amount of $400 of senior notes issued by Studio City Company.

During the year ended December 31, 2022, total interest expenses of $14 in relation to the senior notes issued by Studio City Company, were paid or payable to the independent director of Studio City International.

(a)	Receivables from Affiliated Companies

The outstanding balances as of December 31, 2022 and 2021 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest bearing and repayable on demand.

(b)	Receivables from An Affiliated Company, Non-current

The outstanding balances as of December 31, 2022 and 2021 are mainly related to advances to Studio City Finance for its working capital purposes, and are unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(c)	Payables to Affiliated Companies

The outstanding balances as of December 31, 2022 and 2021 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest bearing and repayable on demand.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(d)	Payables to An Affiliated Company, Non-current

2021 SC Intercompany Note

Studio City Finance on-lent the principal amount of the First 2021 5.000% Studio City Notes of $750,000 on January 14, 2021 and the principal amount of the Additional 2021 5.000% Studio City Notes of $350,000 on May 20, 2021 (together, the “2021 SC Intercompany Note”) and advanced at a discounted price of 97.375% to Studio City Investments. The 2021 SC Intercompany Note had been fully drawn down by the Company on June 11, 2021. The aggregate net proceeds from the 2021 SC Intercompany Note after deducting the original advance discount of $28,874 was $1,071,126, of which $600,000 was used to refinance in full the previous intercompany note in January and February 2021 and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

The 2021 SC Intercompany Note is unsecured and matures on January 15, 2029 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2021 5.000% Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2021 5.000% Studio City Notes.

The interest on the 2021 SC Intercompany Note is accrued at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on July 15, 2021. The Company is obligated to pay a commitment fee on the undrawn amount of the 2021 SC Intercompany Note.

2020 SC Intercompany Notes

On July 15, 2020, Studio City Finance on-lent the principal amount of the 2020 6.000% SC Notes of $500,000 (the “2020 6.000% SC Intercompany Note”) and the principal amount of the 2020 6.500% SC Notes of $500,000 (the “2020 6.500% SC Intercompany Note” and together with 2020 6.000% SC Intercompany Note, the “2020 SC Intercompany Notes”) and advanced at discounted price of 98.90% to Studio City Investments. The 2020 SC Intercompany Notes had been fully drawn down by the Company on July 21, 2020. The aggregate net proceeds from the 2020 SC Intercompany Notes after deducting the original advance discount of $11,000 was $989,000, a portion of which was used to redeem in full the previous senior secured notes of Studio City Company with accrued interest and redemption premium.

The 2020 6.000% SC Intercompany Note and 2020 6.500% SC Intercompany Note are unsecured and mature on July 15, 2025 and January 15, 2028, respectively, and are repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2020 6.000% SC Notes and 2020 6.500% SC Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the respective indenture of the 2020 Studio City Notes.

The interest on the 2020 6.000% SC Intercompany Note and 2020 6.500% SC Intercompany Note is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on January 15, 2021. The Company is obligated to pay a commitment fee on the undrawn amount of the 2020 SC Intercompany Notes.

As of December 31, 2022 and 2021, the aggregate outstanding balances of 2021 SC Intercompany Note and 2020 SC Intercompany Notes, net of unamortized advance discount of $35,243 and $40,780, amounted to $2,064,757 and $2,059,220, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION

The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2022 and 2021, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

21.	SUBSEQUENT EVENTS

(a)	The Management and Shared Services Arrangements which expired in June 2022 were extended to December 31, 2032 in March 2023.

(b)	The first stage of Studio City Phase 2 opened in April 2023.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 28, 2023, the date the accompanying consolidated financial statements were available to be issued.